SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

28 October 2014

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Lloyds Banking Group plc

Strategic Update

28 October 2014

FORWARD LOOKING STATEMENTS
This document contains certain forward looking statements with respect to the business, strategy and plans of Lloyds Banking Group and its current goals and expectations relating to its future financial condition and performance. Statements that are not historical facts, including statements about Lloyds Banking Group’s or its directors’ and/or management’s beliefs and expectations, are forward looking statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will or may occur in the future.  Factors that could cause actual business, strategy, plans and/or results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward looking statements made by the Group or on its behalf include, but are not limited to: general economic and business conditions in the UK and internationally; market related trends and developments fluctuations in exchange rates, stock markets and currencies; the ability to access sufficient sources of capital, liquidity and funding when required; changes to the Group’s credit ratings; the ability to derive cost savings; changing customer behaviour including consumer spending, saving and borrowing habits; changes to borrower or counterparty credit quality; instability in the global financial markets, including Eurozone instability and the impact of any sovereign credit rating downgrade or other sovereign financial issues; technological changes and risks to cyber security; natural, pandemic and other disasters, adverse weather and similar contingencies outside the Group’s control; inadequate or failed internal or external processes or systems; terrorist acts, geopolitical events and other acts of war or hostility, geopolitical, pandemic or other such events; changes in laws, regulations, accounting standards or taxation, including as a result of further Scottish devolution; changes to regulatory capital or liquidity requirements and similar contingencies outside the Group’s control; the policies, decisions and actions of governmental or regulatory authorities in the UK, the European Union (EU), the US or elsewhere including the implementation of key legislation and regulation; the ability to attract and retain senior management and other employees; requirements or limitations imposed on the Group as a result of HM Treasury’s investment in the Group; actions or omissions by the Group’s directors, management or employees including industrial action; changes to the Group’s post-retirement defined benefit scheme obligations; the ability to complete satisfactorily the disposal of certain assets as part of the Group’s EU State Aid obligations; the provision of banking operations services to TSB Banking Group plc; the extent of any future impairment charges or write-downs; the value and effectiveness of any credit protection purchased by the Group; the inability to hedge certain risks economically; the adequacy of loss reserves; the actions of competitors, including non-bank financial services and lending companies; and exposure to regulatory scrutiny, legal proceedings, regulatory and competition investigations or complaints. Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of certain factors together with examples of forward looking statements.  Except as required by any applicable law or regulation, the forward looking statements contained in this document are made as of today’s date, and Lloyds Banking Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward looking statements.

STRATEGIC UPDATE

‘Over the last three years the successful delivery of our strategy has ensured that we have become a safe, highly efficient, UK focused retail and commercial bank. The next phase of our strategy builds on these strong foundations to meet the rapidly changing needs of our customers, and sets out how we plan to grow the business to become the best bank for customers and deliver superior and sustainable returns for our shareholders.’

António Horta-Osório
Group Chief Executive

KEY MESSAGES
•	We are a low cost, low risk, customer focused, UK retail and commercial bank

•	The strategy laid out in 2011 is now substantially complete. We have reshaped the Group, strengthened the balance sheet and delivered Simplification savings which have enabled reinvestment for growth

•	Customers remain at the heart of our strategy. We will deliver the best customer experience by strengthening our multi brand, multi channel business model

•	We will transform our digital capability, providing customers with simpler, seamless interactions across online, mobile and branches, and improving the efficiency of products and services

•	We will sustain extensive customer reach through our branch network and telephony, adapting capability to service effectively more complex customer requirements

•
The Group is well positioned for sustainable growth. We intend to grow our main retail businesses in line with market, and generate above market growth in areas where we are underrepresented, drawing on Group strengths to deliver competitive advantage

•
We will deliver further improvements to our market leading cost position, a source of sustainable competitive advantage for the Group, delivering better value for customers and superior, sustainable returns for our shareholders

•	We are issuing new medium-term targets for efficiency, risk and returns:

–	Cost:income ratio to exit 2017 at around 45 per cent; targeting reductions in each year

–	Simplification run-rate savings of £1 billion per annum by the end of 2017

–	Asset quality ratio of around 40 basis points through the economic cycle, and lower than this over the next three years

–	Sustainable returns on required equity of around 13.5-15 per cent by the end of the strategic plan period and through the economic cycle

•
With the actions we are taking and our differentiated business model and strategic capabilities, the Group will become the best bank for customers, thereby enabling the delivery of superior, sustainable returns to shareholders

INTRODUCTION
Lloyds Banking Group is holding a presentation in London today, 28 October 2014, hosted by our Chairman, Lord Blackwell and led by our Group Chief Executive, António Horta-Osório. The presentation will outline the significant progress made since the previous review in June 2011 and the strategic priorities for the business over the next three years. In particular, it will outline how we will strengthen our multi brand, multi channel distribution, transform our digital capability, continue to simplify our operations and processes, and invest in the business to become the best bank for customers and deliver superior, sustainable returns to shareholders.

STRATEGIC CONTEXT
In 2011 we outlined our strategy to become a simple, low cost, low risk, UK focused retail and commercial bank. The strategy was built upon being the best bank for customers by investing where we could make a real difference, while returning the Group to delivering strong, stable returns for our shareholders.

Our 2011 strategy contained four significant actions to take the Group forward: reshape, strengthen, simplify and invest. Significant progress has been made in each of these areas and we have built a strong track record of delivery:

•	Reshape our business portfolio to fit our assets, capabilities and risk appetite

–	Non-core assets reduced by more than £140 billion

–	International presence reduced from more than 30 countries to seven

–	Asset quality ratio of 27 basis points, significantly ahead of original guidance of 50-60 basis points

•	Strengthen the Group’s balance sheet and liquidity position

–	Capital position improved with a fully loaded common equity tier 1 ratio of 12.0 per cent

–	Reliance on wholesale funding reduced by more than £150 billion

–	Loan to deposit ratio improved from 154 per cent to 109 per cent

•	Simplify the Group to improve agility and efficiency

–	Simplification on track to deliver £2 billion per annum of cost savings

–	Cost leadership position created

•	Invest to be the best bank for customers

–	Over £1 billion of strategic investment in the last three years

2014 STRATEGIC UPDATE
We are a low cost, low risk, UK focused retail and commercial bank. We have a number of distinct assets and capabilities, including our unique multi brand, multi channel model, our customer franchise, our market leading cost position, our proven management and high quality committed people.

With the significant progress achieved in recent years, we start from a position of financial and competitive strength in our next phase of becoming the best bank for customers and shareholders. Our plan outlines how we intend to deliver value and high quality experiences for customers alongside superior and sustainable financial performance within a prudent risk and conduct framework. We remain committed to Helping Britain Prosper, supporting the UK economy and the communities in which we operate.

Over the next three years, we need to adapt to the changes in financial services brought about by technology, changing customer behaviour and increasing regulatory requirements, at a time when traditional competitors’ strategies converge and new entrants compete for customers. This will be achieved through three strategic priorities for 2015-17:

•	Creating the best customer experience

•	Becoming simpler and more efficient

•	Delivering sustainable growth

Creating the best customer experience
Customers remain at the heart of our strategy. Our ambition is to create the best customer experience through our multi brand, multi channel approach, combining comprehensive online and mobile capabilities with face to face services delivered through our branch network and telephony. We will transform our digital presence while sustaining extensive customer reach through a branch network focused on delivering high quality interactions and the right outcomes for customers.

Digital
Over the past three years, we have invested in building a resilient, secure digital infrastructure. Over the next three years, we will invest about £1 billion to deliver simple and efficient digital products and services for customers across our businesses. We will expand our digital capabilities to provide enhanced services, deeper analytical capability and personalisation to benefit customers. By transforming our key customer journeys end-to-end, we aim to provide an improved experience for customers, including seamless multi brand, multi channel servicing between online, mobile and branches, and a more efficient operating model for the Group.

Multi brand, multi channel distribution
We remain committed to our multi brand, multi channel business model. Maintaining a branch network with extensive customer reach remains important for acquiring new customers and servicing existing customers’ more complex needs. We will realign our branch capabilities to operate more efficiently, increasing self service technology and investing in remote advice services, with an increasing number of counter transactions migrating to digital and self service. We are committed to maintaining or growing our share of branches and will optimise our network by consolidating mainly urban branches in overlapping locations. We anticipate this will lead to a net reduction of about 150 branches. Over 90 per cent of Lloyds and Bank of Scotland customers will continue to have a useable branch within five miles of their home, while the Halifax branch network will be maintained.

Becoming simpler and more efficient
We will create operational capability which is simpler and more efficient than today and will become more responsive to changing customer expectations while maintaining our cost leadership amongst UK high street banks.

We will commence a second phase of Simplification and cost efficiency to achieve run-rate savings of £1 billion per annum by the end of 2017, creating value for customers and improving our long-term competitiveness. In order to achieve these savings, we will invest around £1.6 billion over three years on initiatives to simplify processes and increase automation. In particular, we will digitise our key customer journeys to improve customer service and increase the efficiency of end-to-end processing. Other operational processes will be redesigned and automated to deliver customer and cost benefits. In addition to process digitisation, we will use innovative sourcing solutions, improve demand management and simplify supplier specifications to manage sourcing more effectively.

Within the organisation, we will rebalance roles to reflect the evolving nature of the business and ensure we have the people and capabilities required for the transition to a more digitised, IT enabled business. We anticipate a reduction of approximately 9,000 full time roles across the business while building new capability in digital and IT. We will also further rationalise our legal entities, including our life companies.

Delivering sustainable growth
As the UK economy continues to recover, we will seek Group-wide growth opportunities whilst maintaining our prudent risk appetite. We will maintain market leadership in our main retail businesses, making the most of our multi brand, multi channel strategy to meet customer needs whilst also focusing on areas where we are currently underrepresented. We have identified a number of growth opportunities including business banking, financial planning and retirement and unsecured consumer lending.
Retail’s multi brand strategy, which includes Lloyds Bank, Halifax and Bank of Scotland, provides broad customer reach. We will enhance our offering for mass affluent and wealth customers, and increase our presence in London and the South East where the Group is underrepresented. Strengthening our proposition for small businesses will underpin our continued commitment to Helping Britain Prosper.

In Commercial Banking, we are targeting net lending growth of more than £1 billion annually in both our SME and mid market businesses. We will invest further in scalable technology platforms that deliver long-term capability to meet our clients’ evolving needs in lending, transaction banking, and financial and capital markets. We will also continue to improve capital efficiency in our larger corporate client segments, being more relevant to clients and reducing low-return legacy exposure. As a result, we are now targeting a return on risk-weighted assets of at least 2.4 per cent by the end of 2017.

In Consumer Finance, we aim to extend our market leadership in Asset Finance by building our digital capability and creating new propositions for franchise and non-franchise customers in both our Blackhorse and Lex Autolease businesses. We are targeting double digit average annual growth in UK customer assets against a market growth expectation of approximately 5 per cent per annum. In credit cards, we will make better use of Group customer relationships and insight to seek growth within our current risk profile from both franchise and non-franchise customers. We are targeting approximately 6 per cent per annum balance growth, above overall market growth expectations of approximately 4 per cent per annum.

In Insurance, financial planning for retirement is a critical need for UK customers and one that the Group is uniquely placed to serve. By connecting products, services and customer insight already in existence in Scottish Widows, we will enable our retail customers to make long-term preparations for retirement, growing customer assets by over £10 billion by 2017. Commercial Banking and Insurance will jointly assist corporate clients in providing pensions for their employees through auto-enrolment and bulk annuities. In the General Insurance business, we aim to have a leading position in the home insurance market for new business through a multi channel, low cost approach with investment in direct channels. Across the whole Insurance business, we will continue to leverage operational and financial synergies within the Group.

As the largest retail and commercial bank in the UK, Helping Britain Prosper remains central to the Group’s purpose. We are already the largest lender to first-time buyers, providing one in four mortgages, and have supported over 75,000 business start ups in the first nine months of this year. Over the next three years, we expect to commit over £30 billion of additional net lending to UK personal and commercial customers.

BUSINESS TARGETS
As a result of the strategy update, we are today outlining new business targets.

In order to make the Group more efficient, we expect to exit 2017 with a cost:income ratio of around 45 per cent and are targeting reductions in each year of the plan. We also anticipate a reduction of 9,000 full time roles by the end of 2017 and plan to make further Simplification savings of £1 billion per annum by the end of 2017.

We expect our asset quality ratio to be around 40 basis points through the economic cycle although it is likely to be lower than this for the next three years. We also anticipate a sustainable return on required equity, based on an indicative required equity of 11.5 per cent, of around 13.5-15 per cent by the end of the strategic plan period and through the economic cycle.

CONCLUSION
Our strong foundations, differentiated business model and strategic capabilities combined with the three year strategic plan we have outlined today, leave us well positioned to continue to deliver the best experience for our customers while delivering superior and sustainable returns for our shareholders.

CONTACTS

For further information please contact:

INVESTORS AND ANALYSTS
Douglas Radcliffe
Interim Investor Relations Director
020 7356 1571
douglas.radcliffe@finance.lloydsbanking.com

Mike Butters
Director of Investor Relations
020 7356 1187
mike.butters@finance.lloydsbanking.com

Duncan Heath
Director of Investor Relations
020 7356 1585
duncan.heath@finance.lloydsbanking.com

CORPORATE AFFAIRS
Matthew Young
Group Corporate Affairs Director
020 7356 2231
matt.young@lloydsbanking.com

Ed Petter
Group Media Relations Director
020 8936 5655
ed.petter@lloydsbanking.com

Copies of this strategic update may be obtained from:
Investor Relations, Lloyds Banking Group plc, 25 Gresham Street, London EC2V 7HN
The statement can also be found on the Group’s website – www.lloydsbankinggroup.com

Registered office: Lloyds Banking Group plc, The Mound, Edinburgh EH1 1YZ
Registered in Scotland no. SC95000

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                LLOYDS BANKING GROUP plc
                                                                                                                                                (Registrant)

                                                                                                                                                 By: Charles King
                                                                                                                                                 Name: Charles King

                                     Title: Investor Relations Director

Date: 28 October 2014